UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to             .

Commission file number 001-12658

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALBEMARLE CORPORATION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Albemarle Corporation

451 Florida Street

Baton Rouge, Louisiana 70801

ALBEMARLE CORPORATION SAVINGS PLAN

INDEX OF FINANCIAL STATEMENTS AND SCHEDULE

Page(s)
Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2008 and 2007	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	4

Notes to Financial Statements	5-13

Supplemental Schedule:

Schedule of Assets (Held at End of Year) at December 31, 2008	14

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Signatures

Exhibit

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Albemarle Corporation Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Albemarle Corporation Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Richmond, Virginia
June 25, 2009

ALBEMARLE CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

(in US dollars)

	2008			2007
	Participant Directed	Nonparticipant Directed	Total	Participant Directed	Nonparticipant Directed	Total
Assets:
Investments, at fair value	$259,446,449	$63,506,424	$322,952,873	$355,378,538	$112,044,049	$467,422,587
Receivables:
Employer contributions	39,061	112,324	151,385	39,827	117,186	157,013
Employee contributions	206,703	—	206,703	221,137	—	221,137
Dividends and interest	145,254	—	145,254	128,617	—	128,617

Net assets at fair value	259,837,467	63,618,748	323,456,215	355,768,119	112,161,235	467,929,354

Adjustment from fair value to contract value for fully benefit-responsive investments contracts	11,732,888	—	11,732,888	778,782	—	778,782

Net assets available for benefits	$271,570,355	$63,618,748	$335,189,103	$356,546,901	$112,161,235	$468,708,136

The accompanying notes are an integral part of the financial statements.

ALBEMARLE CORPORATION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the Year ended December 31, 2008

(in US dollars)

	Participant Directed	Nonparticipant Directed	Total
Additions:
Employee contributions	$17,458,673	$—	$17,458,673
Employer contributions	3,420,366	8,823,692	12,244,058

Total additions	20,879,039	8,823,692	29,702,731

Deductions:
Dividends and interest	10,746,761	1,268,489	12,015,250
Net depreciation in fair value of investments	(99,078,501)	(51,726,723)	(150,805,224)

Subtotal of investment loss	(88,331,740)	(50,458,234)	(138,789,974)

Benefit payments	(19,963,546)	(4,501,807)	(24,465,353)
Administrative (expenses) income	(9,455)	43,018	33,563

Total deductions	(108,304,741)	(54,917,023)	(163,221,764)

Transfers	2,449,156	(2,449,156)	—

Net decrease	(84,976,546)	(48,542,487)	(133,519,033)

Net assets available for benefits, beginning of year	356,546,901	112,161,235	468,708,136

Net assets available for benefits, end of year	$271,570,355	$63,618,748	$335,189,103

The accompanying notes are an integral part of the financial statements.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

a.	General and Eligibility: The Albemarle Corporation Savings Plan (the “Plan”) is a defined-contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Merrill Lynch Bank and Trust Co., FSB (“Merrill Lynch”) serves as the Plan’s trustee and recordkeeper. Employees are eligible to become a Member of the Plan on their date of employment as a regular employee. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan agreement, which is available at the main office of the Plan administrator at 451 Florida Street, Baton Rouge, Louisiana 70801.

b.	Contributions: Non-highly compensated participants can make a pre-tax election contribution ranging from a minimum of one percent (1%) to a maximum of fifty percent (50%). Albemarle contributes 100% of the participant’s pre-tax contribution up to a maximum contribution of 5% of the participant’s base salary to the Plan. Contributions made by Albemarle are invested in the Albemarle Corporation Common Stock Fund, which contains both participant and nonparticipant directed balances. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“rollover contributions”). Participants who have reached age 50 before the end of the plan year are eligible to make catch-up contributions. The 2008 catch-up provision allows the employees to make an additional pre-tax contribution of 1% to 50% of pre-tax salary up to an annual maximum of $5,000. Such additional contribution does not qualify for matching contributions from the Company.

The Plan was amended March 15, 2004 to be effective as of April 1, 2004, to allow the Company to make additional contributions (“pension contributions”) to eligible participants. Eligible participants are those hired or rehired on or after April 1, 2004. These participants are not eligible to participate in the Company’s defined benefit pension plans. The pension contribution made in cash by the Company to the eligible participants is equal to 5% of the participant’s base pay. The participant may direct the investment of the Company pension contributions into the Plan. The Plan was further amended November 14, 2006 with an effective date as of December 31, 2010 to allow participants hired prior to April 1, 2004 to be eligible to receive pension contributions on and after January 1, 2011, provided they meet certain eligibility requirements.

Effective January 1, 2007, the Company adopted an amendment to the Plan, containing the following provisions related to the pension contributions. The pension contributions will be increased from 5% to 6% for all eligible participants who have at least 10, but fewer than 20 years of service measured from their service date. The pension contributions will be 7% for all eligible participants who have at least 20 years of service measured from their service date. These increases will occur effective January 1 of the eligible participant’s 10th or 20th anniversary year, as appropriate.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan, continued:

Effective January 2, 2008, the Plan allows participants to make Roth 401(k) contributions. Under the Roth 401(k) contribution election, participants’ contributions are made from the after-tax contributions that will be tax-free at the time of distribution, whereas, the Plan previously only allowed traditional 401(k) contributions. Participants are allowed to elect both traditional 401(k) and Roth 401(k) contributions into the Plan. However, the total of the traditional 401(k) and Roth 401(k) contributions are now allowed to exceed the maximum contribution set for the Plan each year. Consistent with the traditional 401(k) contribution election, the Roth 401(k) contributions may be invested in any of the thirteen active funds.

c.	Participant Accounts: Accounts are periodically adjusted to reflect activity occurring since the previous valuation date including: contributions credited to and any distributions charged against accounts; interest, dividends and realized and unrealized gains or losses to the applicable investment funds; and stock and/or units of participation purchases and/or sales by the Trustee for the Plan. The benefit to which a participant is entitled is the value of the participant’s vested account at the applicable time.

d.	Vesting: Participant contributions plus actual earnings thereon are 100% vested at all times. Effective January 1, 2002, all participants are 100% vested in the employer contributions to the Plan.

e.	Investment options: The Plan consists of thirteen active funds and two inactive funds. Inactive funds are the Tredegar Corporation Common Stock Fund, which holds investments in common stock of Tredegar Corporation, and the NewMarket (formerly named Ethyl) Corporation Common Stock Fund, which holds investments in common stock of NewMarket Corporation.

Participants currently in the Plan may direct the investments of their account to any of the thirteen active funds, or in any combination thereof. Participants may not contribute to the two inactive funds nor transfer funds from other options into those funds. Dividends earned are reinvested in the active funds. Transfers may be made between active funds and out of the inactive funds. The portion of the Albemarle Common Stock Fund, which has been contributed by the Company, is reported as nonparticipant directed until transferred by the participant.

f.	Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of prime plus one percent as determined by the last day of the quarter preceding the loan origination date, for the life of the loan. Loan terms range from 1 to 30 years. The interest rate as of December 31, 2008 and 2007 was 4.25% and 8.25%, respectively. Principal and interest is paid ratably through payroll deductions.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan, continued:

The pension contribution account is not available for loans and is not taken into account in determining the maximum amount of a loan available to a participant.

g.	Payment of Benefits: Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual IRA account or to another qualified plan. For the portion of the participant account invested in common stock of Albemarle Corporation, the participant can receive the distribution in either cash or Company stock. The Plan requires automatic payment when a participant terminates employment with benefits in the Plan of $1,000 or less. Those participants who terminate employment with benefit amounts in excess of $1,000 may leave their accounts in the Plan or request a distribution from the Plan at their own individual election. Absent an election, the amounts will remain in the Plan.

h.	Forfeitures: Forfeitures during a plan year serve to reduce required Company contributions. For the year ended December 31, 2008, a de minimus amount of forfeitures were used to reduce required Company contributions. As of December 31, 2008, there were $35,117 in forfeitures remaining from 2008, which may be used as a reduction of required Company contributions for the 2009 plan year.

i.	ESOP: Effective December 14, 2001, Company stock invested in the Albemarle Corporation Common Stock Fund, which is allocated to participants’ accounts, constitutes an Employee Stock Ownership Plan (the “ESOP”). As a result, effective in 2002, participants may elect to have cash dividends paid on stock held by the ESOP and allocated to the participants’ accounts, distributed directly to them or reinvested. Distributions of dividends are included in benefit payments on the Statement of Changes in Net Assets Available for Benefits and totaled approximately $48,000 and $41,000 in 2008 and 2007, respectively.

Participants who have been employed by the Company for 3 years have the right to diversify the nonparticipant-directed portion of the Albemarle Stock. For new participants, the nonparticipant-directed portion of Albemarle Stock will become unrestricted on the third anniversary of their date of hire.

2.	Summary of Significant Accounting Policies:

General:

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Accounting Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make significant estimates and assumptions that affect the reported amounts of assets as of the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies, continued:

Risks and Uncertainties:

Plan assets include various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Securities Valuation:

Investments are stated at values determined as follows:

Common stocks	-	fair value based on the last published sale price on the New York Stock Exchange (or other major exchange).

Mutual funds and Equity Index Trust (common/collective trust)	-	net asset value of shares or units held by the Plan at year-end based on the quoted market value of the underlying assets. The underlying assets are valued based on the Net Asset Value as provided by the investment account manager or based on pricing from observable market information in a non-active market.

Retirement Preservation Trust (common/collective trust)	-	net asset value of units held by the Plan at year-end, with the underlying assets valued as follows: investments in Guaranteed Insurance Contracts (“GIC’s”) and Bank Investment Contracts (“BIC’s”) with benefit responsive features are carried at cost plus accrued interest (“contract value”). However, the fair value of the fund is also presented. The fair value of the investment is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Money market instruments and US Government agency obligations are valued at amortized cost, which approximates fair value.

Money Market Funds	-	valued at cost which approximates fair value.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies, continued:

Loans to participants	-	included in Investments, with balances due at cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan has adopted the Financial Accounting Standards Board’s (FASB) Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) which requires investment contracts held by defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The FSP requires that the Retirement Preservation Trust investment amount in the Statement of Net Assets Available for Benefits to be presented at its fair value and also requires adjustment to contract value for the fully benefit-responsive investment contracts held in the Retirement Preservation Trust.

Securities Transactions and Related Investment Income:

Securities transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the “net depreciation in fair value of investments” which consists of realized losses and gains and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts in proportion to the participant’s account balance.

Payment of benefits:

Benefit payments are recorded when paid.

Administrative Expenses:

Administrative expenses associated with operating and managing the plan are paid by the Company based on decisions by the Plan Administrator and his or her designees.

In the Statement of Changes in Net Assets Available for Benefits, the $35,117 in unused forfeitures remaining from 2008 served to reduce current year administrative expenses.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Investments:

The following table presents investments at fair value held at year-end that represent five percent (5%) or more of net assets available for benefits:

	2008		2007
Albemarle Corporation common stock	$101,006,426	*	$165,095,870	*
Merrill Lynch Retirement Preservation Trust	72,676,376		85,752,601
Merrill Lynch Equity Index Trust I/XIII	25,107,368		42,679,098
PIMCO Total Return Port. Inst. Fund	20,448,175		—
The Oakmark Equity & Income Fund	17,711,092		—

*	Nonparticipant-directed investments total $63,506,424 and $112,044,049 for 2008 and 2007, respectively, and consist solely of Albemarle common stock.

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $150,805,224 as follows:

Common stocks	$(80,380,520)
Mutual funds	(55,253,256)
Common / Collective trusts	(15,171,448)

$(150,805,224)

4.	Federal Income Taxes:

The Plan has received a favorable determination letter dated February 28, 2003 stating that the Plan is qualified under Section 401 of the Internal Revenue Code (the “Code”) and is therefore exempt from federal income taxes. The Plan has since been amended and restated and an updated determination letter was requested on February 2, 2009. An updated determination letter is still pending; however, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Code.

5.	Plan Termination:

Although Albemarle has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of the ERISA. In the event of Plan termination, the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.	Fair Value Measurements:

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) to the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2	Unadjusted quoted prices in active markets for similar assets or liabilities, or

Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or

Inputs other than quoted prices that are observable for the asset or liability, or

Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3	Unobservable inputs for the asset or liability

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common stocks	$107,043,920	$—	$—	$107,043,920
Mutual funds and Equity Index Trust	136,739,797	—	—	136,739,797
Retirement Preservation Trust	—	72,676,376	—	72,676,376
Money Market funds	153,616	—	—	153,616
Loans to participants	—	—	6,339,164	6,339,164

Total assets at fair value	$243,937,333	$72,676,376	$6,339,164	$322,952,873

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.	Fair Value Measurements, continued:

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

See Note 2 for a description of the valuation methodologies for assets measured at fair value.

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 Assets Participant Loans
Balance, beginning of year	$6,128,693
Loans issued/repaid (net)	210,471

Balance, end of year	$6,339,164

7.	Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by Merrill Lynch, the trustee of the Plan. Participants have the option of investing in the Merrill Lynch Equity Index Trust XIII and Merrill Lynch Retirement Preservation Trust. Purchases of 771,090 shares of Merrill Lynch Equity Index Trust XIII totaled $7,805,824 and purchases of 46,976,924 shares of Merrill Lynch Retirement Preservation Trust totaled $46,976,924 for the year ended December 31, 2008. Sales of 995,566 shares of Merrill Lynch Equity Index Trust XIII totaled $10,206,107 and sales of 49,099,044 shares of Merrill Lynch Retirement Preservation Trust totaled $49,099,044 for the year ended December 31, 2008. Participants also have the option of investing in Albemarle Corporation common stock. Purchases of 1,252,833 shares of Albemarle Corporation common stock totaled $40,785,892 for the year ended December 31, 2008. Distributions made in and sales of 633,587 shares of Albemarle Corporation Company common stock totaled $22,814,904 for the year ended December 31, 2008.

8.	Unallocated Assets:

Unallocated assets at December 31, 2008 and 2007 were $198,326 and $136,127, respectively. Unallocated assets include forfeitures, interest and dividends receivable and cash held in money market funds. These unallocated assets are included in the Statements of Net Assets Available for Benefits.

ALBEMARLE CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

9.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007, respectively, to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$335,189,103	$468,708,136
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(11,732,888)	(778,782)
Amounts allocated to withdrawing participants	(10,167)	(12,628)

Net assets available for benefits per the Form 5500	$323,446,048	$467,916,726

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2008 to Form 5500:

Total investment loss per the financial statements	$(138,789,974)
Less: Adjustment from contract value to fair value for fully benefit responsiveness investment contracts	(10,954,106)

Total investment loss per the Form 5500	$(149,744,080)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2008 to Form 5500:

Benefits paid to participants per the financial statements		$24,465,353
Add:	Amounts currently payable at December 31, 2008	10,167
Less:	Amounts payable at December 31, 2007	(12,628)

Benefits paid to participants per the Form 5500		$24,462,892

ALBEMARLE CORPORATION SAVINGS PLAN

SCHEDULE H, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

(a)	(b) Identity	(c) Description	(d) Cost*	(e) Fair Value
**	Merrill Lynch Retirement Preservation Trust	Collective trust invested in GIC’s, BIC’s, obligations of U.S. government agencies and high quality money market securities	$—	$72,676,376
	PIMCO Total Return Port. Instl. Fund	Mutual fund	—	20,448,175
**	Merrill Lynch Equity Index Trust XIII	Collective trust indexed to the S&P 500 Index	—	25,107,368
	Davis New York Venture Fund, Inc.	Mutual fund	—	13,334,744
	Franklin Small-Mid Cap Growth Fund	Mutual fund	—	8,160,408
	Templeton Foreign Fund	Mutual fund	—	6,297,085
	Oppenheimer Capital Appreciation Fund	Mutual fund	—	2,761,703
	Oppenheimer International Fund	Mutual fund	—	10,522,332
	The Oakmark Equity & Income Fund	Mutual fund	—	17,711,092
	Lord Abbett Small Cap Value Fund	Mutual fund	—	15,820,982
	American Growth Fund of America Fund	Mutual fund	—	11,215,676
	Van Kampen Growth & Income Fund	Mutual fund	—	5,360,232
**	Albemarle Corporation common stock	$.01 par value, 4,529,436 shares	82,943,618	101,006,426
	NewMarket common stock	$1.00 par value, 105,869 shares	—	3,695,899
	Tredegar Corporation common stock	No par value, 128,801 shares	—	2,341,595
	CMA Money Fund	Cash-interest bearing – short term money market investments	—	153,616
**	Participant loans	Terms from 1-30 years with interest rates from 5.0% to 9.5%	—	6,339,164

	Total plan investments			$322,952,873

*	Cost information is not required for participant directed investments.
**	Denotes a party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBEMARLE CORPORATION SAVINGS PLAN

BY:	/s/ RICHARD J. DIEMER, JR
Richard J. Diemer, Jr.
Chairman of the Benefit Plans Investment Committee

Dated: June 29, 2009

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm